BIRCH MOUNTAIN RESOURCES LTD.

Security Class Holder Account Number
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Form of Proxy - Annual and Special Meeting to be held on May 12, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

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Proxies submitted must be received by 3:30 pm, Mountain Time, on May 10, 2005

010CSE_008299.E.RUNONS/000001/000001/i

Appointment of Proxyholder
I/We being holder(s) of Birch Mountain Resources Ltd hereby appoint: Douglas J. Rowe, or failing this person, OR appointing if this person is someone other Donald L. Dabbs.	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Birch Mountain Resources Ltd. to be held at the Angus/Northcote Room, Bow Valley Square II, Plus 30 level Conference Center, 205 - 5th Avenue S.W., Calgary, Alberta on May 12, 2005 at 3:30 p.m. and at any adjournment thereof.

1. Resolution To fix the number of Directors at eight (8) members.	For	Against

2. Election of Directors as outlined in the Information circular

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For all nominees:
WITHHOLD vote for all nominees:

3. Appointment of Auditors To appoint Meyers Norris Penny LLP, as auditors for the Corporation	For	Against
Resolution Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.
		For	Against
[4]	To approve and adopt, with or without modification, the ordinary resolution as more particularly set forth in the Management Information Circular, relating to the approval of the Shareholders Rights Plan of the Corporation.
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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

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